May 13, 2009

VIA EDGAR TRANSMISSION AND FACSIMILE

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed September 26, 2008
File No. 1-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your telephonic comment of April 20, 2009 in furtherance of your letter dated March 12, 2009 with respect to one item in the Company’s Form 10-K for the fiscal year ended June 30, 2008 pursuant to your review thereof.

1.	The telephonic comment was to the effect: “it appears estimated volatility was computed based on a 15 to 24 month historical period rather than the expected term of the option of 4 to 5 years. Refer to A-32 of FAS 123(R). Please revise the response or demonstrate how the prior reply conformed to FAS 123(R).”

*        *        *

1.

The estimated volatility assumptions are calculated as the weighted average of the annualized historical volatilities used in the Black Scholes option pricing model to calculate the fair value of each share option for the options issued under the Company’s stock option plans for the fiscal year. The 46% estimated volatility used for fiscal 2006 grants resulted primarily from the volatility calculated for the 250,000 share options issued in

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

May 13, 2009

November 2005. The Company’s trading price per share rose from $2.85 per share to $9.41 for the period used to calculate the annualized historical volatility. The trading price per share was affected by an October 2005 unsolicited take-over offer from a third party to acquire the Company at a $10.25 price per share. This takeover proposal was ultimately not successful but the evaluation process for the offer was not concluded until December 2006. In fiscal 2007, there were two issuance dates for share options in February and May 2007. The weighted average annualized historical volatility of the options issued was 28%. The effect of the Company’s trading share price had less volatility at the higher market price after the unsolicited take-over offer was made due to the stabilization of the share during the evaluation period discussed earlier. This resulted in the 28% used for volatility assumption for the grants made in fiscal 2007. The historical volatilities in the Black-Scholes option pricing models were calculated using the expected terms that the options would be outstanding.

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:fls

cc:	Mark J. Stockslager, SunLink
Robert M. Thornton, SunLink
Howard E. Turner, Esq.

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